

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2023

Claire McDonough
Chief Financial Officer
Rivian Automotive, Inc.
14600 Myford Road
Irvine, California 92606

> **Re: Rivian Automotive, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-41042**

Dear Claire McDonough:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Revenues, page 73

1. We note from your disclosure on page 17 that, under the EDV Agreement, you and Amazon have agreed to collaborate to design, develop, manufacture, and supply EDVs and/or certain component parts and related services for use in Amazon's last mile delivery operations. Please tell us how you determined that the EDV sales to Amazon should be recognized at a point in time, rather than over time. Refer to the guidance in ASC 606-10-25-27.

2. We also note from your disclosure on page 17 that you will be reimbursed for certain development costs, pursuant to the EDV Agreement. Please tell us your accounting treatment for these reimbursements and your consideration for disclosing this information.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing